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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2004

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F__

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

         This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

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                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Announces US$4.5 Million in Orders for Protection of Sensitive Installations dated October 25, 2004.

2. Press Release re Magal Security Systems, Ltd. 2004 Third Quarter Results Release Scheduled For Monday, November 1st, 2004 dated October 25, 2004.


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                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal   Announces   US$4.5   Million  in  Orders  for  Protection  of  Sensitive
Installations

Monday October 25, 7:30 am ET

YAHUD, Israel, October 25 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ: MAGS - News), (TASE: MAGS), today announced that two of its fully owned subsidiaries have recently received approximately US$4.5 million in orders for a number of projects for perimeter security systems that will be used to protect sensitive installations. The majority of these installations are situated in Mexico. The main portions of these projects are scheduled to be complete before year-end and the balance during the first half of 2005.

One of these projects includes a new product: Magal's IntelliFiber. This recently launched product is a unique optical disturbance sensor for demanding, fence mounted security applications. The sensor is highly sensitive to intrusion, extremely versatile and can be applied to virtually any fence. The sensor cable consists of fiber cores for detection of intrusions only. The IntelliFiber system is developed and produced by Magal's fully owned subsidiary Senstar-Stellar Corporation based in Canada.

Mr. Jacob Even-Ezra, Chairman of Magal, remarked: "Over the last year, our R&D team has done an excellent job in developing a variety of new security products, which has significantly expanded the markets we sell to and guarantees the future growth of our business. We are beginning to harvest the fruits of their hard work as we begin to sell these new products in an increasing number of projects."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Revenues for fiscal year 2003 were $59.4 million, with net income of $2.4 million.

Magal shares have traded in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Contacts:

    Magal Security Systems, Ltd         Gelbart kahana Investor Relations
    Raya Asher, CFO                     Ehud Helft, Kenny Green
    Tel: +972-3-539-1444                US toll free: +1-866-704-6710
    Fax: +972-3-5366245                 International: +972-3-6074717
                                        E-mail: Ehud@gk-biz.com
                                        Kenny@gk-biz.com





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                                                                          ITEM 2

Press Release                                Source: Magal Security Systems Ltd.


Magal Security Systems, Ltd. 2004 Third Quarter Results Release Scheduled For Monday, November 1st, 2004

Monday October 25, 12:00 pm ET

Conference Call Scheduled for November 1st, 2004 at 11am EST
YAHUD, Israel, October 25 /PRNewswire-FirstCall/ -- Magal Security Systems (NASDAQ NM: MAGS, TASE: MAGS), announced that it will be releasing its third quarter 2004 results on Monday, November 1st, 2004, before the US market opens.

The Company will also be hosting a conference call on the same day, November 1st, at 11:00am EST. On the call, Mr. Jacob Even-Ezra, Chairman of the Board & CEO, and Ms. Raya Asher, V.P. Finance & CFO, will review and discuss the third quarter 2004 results and will be available to answer questions.

To participate, you may call any one of the teleconferencing numbers that follows.

Please place your calls at least 5-10 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number.

    US Dial-in Number: 1866-860-9642
    Canada Dial-in Number: 1866-485-2399
    ISRAEL Dial-in Number: 03-918-0610
    INTERNATIONAL Dial-in Number: +972-3-918-0610
    At:
    11:00am Eastern Time
    8:00am Pacific Time
    6:00pm Israel Time

For those unable to participate in the conference call, there will be a replay available from two hours after the call ends until Wednesday November 3rd, 11am EST. To listen to the replay please dial: 1877-332-1104 (US) or +972-3-9255-939 (international).

About Magal Security Systems

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

    Company Contact
    Raya Asher (mglraya@trendline.co.il)
    Magal Security Systems
    +972 3 539 1433

    Investor Relations Contacts
    Ehud Helft (Ehud@gk-biz.com)
    Kenny Green (Kenny@gk-biz.com)
    Gelbart-Kahana International
    +1-866-704-6710




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  October 25, 2004